SECOND PROSPECTUS SUPPLEMENT                    Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated May 19, 2000)              Registration No. 333-32816


                               2,827,273 Shares


                               AUTHORISZOR INC.
                                 Common Stock
                                $.01 par value


                         _____________________________


     This second prospectus supplement supplements and amends the prospectus dated May 19, 2000 and the first prospectus supplement dated August 24, 2000, relating to 2,827,273 shares of the common stock, par value $.01, of Authoriszor Inc., that may be offered and sold from time to time by certain of our stockholders. Unless the context otherwise requires, "Authoriszor," the "Company," "we," "our," "us" and similar expressions refers to Authoriszor Inc. and its predecessors, but not to the selling stockholders. "Selling stockholders" refers to the stockholders identified under the caption "Plan of Distribution; Selling Stockholder", contained in the first prospectus supplement dated August 24, 2000.

     Our common stock is traded on the Nasdaq National Market under the symbol "AUTH." On November 13, 2000, the closing price for our common stock on the Nasdaq National Market was $7.94.

     We will receive none of the proceeds from the sale of the common stock offered by the selling stockholders. We will pay for expenses of preparing and filing the registration statement, the prospectus, the first prospectus supplement, the second prospectus supplement and all other prospectus supplements. The selling stockholders will pay all selling and other expenses that they incur.

     The prospectus, together with the first prospectus supplement and this prospectus supplement, constitutes the prospectus required to be delivered by
Section 5(b) of the Securities Act with respect to offers and sales of the shares of common stock. All references in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)".

     YOU SHOULD READ THE PROSPECTUS, THE FIRST PROSPECTUS SUPPLEMENT AND THIS PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 4 OF THE PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____________________________



         The date of this Prospectus Supplement is November 14, 2000.

     This prospectus is hereby amended to modify certain sections of the prospectus under the heading "Business" to delete such sections in their entirety and, in lieu thereof, substitute the following information set forth below:

BUSINESS

Our Strategy

     We intend to become one of the leading providers of electronic security solutions worldwide. The principal elements of our strategy to achieve this are as follows:

Technological leadership. We believe that we offer innovative and high quality Web security solutions. We intend to maintain this technological lead by devoting substantial resources to product research and development, and, if appropriate, by acquiring new products and technologies. In addition, we intend to increase the current functionality of our solutions, which we anticipate will create further sales opportunities and additional technological barriers for others. We will continue to focus on open, flexible and scalable solutions while broadening the scope of our electronic security solutions.

Global presence. We intend to be a leading provider of Web security solutions to large enterprises in Europe and North America and other high growth markets by expanding our sales and marketing and support organizations. To this end, we have increased our staff to 61 employees as of September 30, 2000, including Richard A. Langevin, our Chief Executive Officer, President and Interim Chief Financial Officer

Target new industry sectors and commercial certificate authorities. We plan to continue to focus our sales and marketing efforts on industries where Web security is essential. These markets are currently:

     .    financial services;

     .    healthcare services;

     .    high-technology;

     .    government branches; and

     .    large enterprises.

We intend to target leading institutions in these markets and will also target digital certificate service providers, known as commercial certificate authorities or trusted third parties.

Develop strategic partnerships and customer relationships. We are working to establish strategic relationships with leading partners to broaden and accelerate the market acceptance of our Web security solutions. We will strategically target relationships with companies and other organizations that we expect to play a critical role in the future of electronic business. We anticipate that these relationships should help to facilitate broad market acceptance of our Web security solutions and we believe that they will help achieve our goal of becoming a leading global provider of Web security products and services.

Pursue selective growth opportunities. We intend to grow through both organic expansion as well as through selected strategic acquisitions which we believe will accelerate product, customer and geographic penetration.

Sales and Marketing

     Since January 2000, we have been expanding our sales and marketing organization. Sales staffing has increased from only 2 representatives in the UK in January 2000 to 16 sales representatives, comprised of 6 sales representatives in the UK and 10 sales representatives in the U.S. as of September 30, 2000. We have also increased our marketing staff from 1 representative in the UK in January 2000 to 5 marketing representatives that is comprised of 3 UK representatives and 2 U.S. representatives. We have also expanded our global sales presence through the expansion of our sales offices. From January 2000, we have increased our sales offices from the single UK sales office to a total of 8, including 7 new U.S. field offices in Burlington, Massachusetts, Providence, Rhode Island, Chicago, Illinois, St. Louis, Missouri, Phoenix, Arizona, Los Angeles, California and Washington, D.C.

     Our overall sales objective is to maximize organic sales growth, develop a global brand and achieve a global capability by continuing to develop the necessary support infrastructure and establishing sales channels worldwide.

     In addition to direct sales, we intend to develop relationships with other entities to market and sell our product suite and services. These sales channels can be categorized as follows:

     . Application Service Provider ("ASP") Vendors and Services. Conventional Internet Service Provider ("ISPs") services provide Web servers and email services connected to the Internet. ASPs extend these services to include offering software programs, from payroll or human resources applications to a full enterprise resource planning application. Our product suite is designed to provide an essential fail-safe security environment for ASP Web services and applications;

     . Product Re-sellers, Distributors and Sales Agents. The companies and individuals in this category that we seek to work with are, typically, geographically focused and offering local market knowledge and contacts and sales skills;

     . Original Equipment Manufacturers, including Application Development Companies. These companies tend to operate worldwide and embed security solutions into their own product offerings. They tend to offer developed sales channels, established customer bases and brand recognition; and

     . Consultants, Value Added Resellers, Systems Integrators and Worldwide Information Technology Vendors. These are companies and individuals that may sell or recommend some or all of the elements of our product suite to enhance their own solution.

     All of these types of sales channels will assist us by providing access to new geographic areas and markets and the capacity to further penetrate our existing markets.

     Our Website is also a major marketing tool and is an important way in which some potential customers will judge us and our product suite. We anticipate that in the future it may become a significant sales channel and our primary support channel.

     We are also seeking to discuss partnership agreements with system integrators and value added resellers. We are considering several such opportunities in the UK and the U.S. and expect to hold discussions to set up agreements covering these countries during fiscal year 2001.

     We are also seeking to further develop our distribution channel by acquiring relevant companies or by making strategic equity investments. We have acquired 27.2% of the share capital of WRDC Limited (25.1% on a fully diluted basis), with an option to acquire the balance of its issued share capital after October 31, 2001. WRDC Limited offers professional services in information technology focused on core technologies of messaging, directories, network security and data communications. Technology underpins all WRDC projects, ranging from strategic and operational consultancy, through the design and implementation of systems integration projects, to the provision of fully managed information technology services.

     From bases in Leeds and London, WRDC works with both UK and international corporate clients from the following sectors:

     .    Financial Services

     .    UK Government

     .    Police

     .    Distribution

     .    Telecommunications

     .    Travel and Tourism

     .    UK Ministry of Defense

     .    Manufacturing

     .    Information Technology

     .    Health

Intellectual Property Rights

     We rely on a combination of copyright, trademark, service mark and trade secret laws, confidentiality procedures and contractual restrictions to establish and protect the proprietary rights in our software and services. However, we will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. In addition, these legal protections only provide us with limited protection in certain geographic areas. If we litigate to enforce our rights, it would be expensive, divert management resources and may not be adequate to protect our business. Our inability to protect our proprietary technology could have a material adverse effect on our business, prospects, financial condition and results of operations.

     We have five patent applications pending in the U.S. for our Authoriszor product suite. However, because patent applications in the U.S. are confidential, we cannot rule out the existence of earlier-filed patent applications for technology similar or identical to our product suite, or the possibility that another party may first secure patent protection in substantially similar technology. Therefore, we cannot guarantee that our patent applications will be successful. We have attempted to extend any successful U.S. applications into the UK and other countries pursuant to the processes and procedures provided by the Paris Convention and are currently evaluating the necessity of extending any such successful U.S. patents pursuant to the Patent Cooperation treaties; however, patent applications for software are more difficult to obtain in some countries outside the U.S. Even where patent protection is obtained, we cannot guarantee that third parties will not oppose or otherwise challenge the patents granted. If we do not succeed in securing patents in the U.S., UK and other territories, or if any granted patent is successfully challenged, we may not be able to prevent the marketing of similar products based on the underlying technology by other persons in that territory.

     We have copyrights on all aspects of the Authoriszor product suite and are in the process of applying for UK trademarks in respect of the key Authoriszor logos used for branding. We are also in the process of implementing confidentiality procedures and contractual provisions to further protect our proprietary rights. Additional protection for the software, documentation and other written materials is afforded by trade secret and, in the U.S. only, unfair competition laws. "AUTHORISZOR", SZ Logo, "A Logo" and "SECURES THE WEB" are trademarks or registered trademarks of Authoriszor or its subsidiaries in the United States and other countries.

Research and Development

     We aim to maintain our security software technology leadership position by continuing to enhance and broaden our product offerings. Through constant monitoring of the industry, we plan to identify new security features and trends in the marketplace that are required to maintain our competitive edge. The research and development team has currently identified several competitive enhancements that are being considered for development, such as:

     .    native code conversion to further improve system performance;

     .    implementation of secure file transfer;

     .    expanded user selectable encryption;

     .    active lightweight directory access protocol support; and

     .    the development of extended application programming interfaces.

     Our future success will depend, in part, on our ability to attract, retain and motivate highly qualified technical personnel. On March 15, 2000, we hired Edward Vasko as Director of Technology for U.S. operations. Prior to his employment with the Company, Mr. Vasko served as Product Manager, Security for the North American software division of Bull S.A. In addition, on October 16, 2000, Alec P. Karys commenced employment with the Company as the Vice President of Engineering. See "Management - Directors and Executive Officers" and "Management - Employment Contracts, Termination of Employment and Change in Control Agreements."

     We believe our future success will also depend in large part on our ability to enhance and leverage our technologies. We intend to continue to develop new and innovative solutions to respond to the needs of our customers. We intend to offer products that are compatible with existing operations platforms such as UNIX and to seamlessly integrate our product without the need for re-registration in the case clients require major upgrades.

     For the one year period ending June 30, 2000, we incurred approximately $792,000, including professional services, in expenses related to research and development. We expect to continue to commit significant resources to our research and development team in the future, including over the course of the next 12 months.

Authoriszor 2000(TM)

     Authoriszor 2000(TM) was designed to enhance ease-of-use for customers and offer increased internet security and access management functionality for its users. Specifically, some of the major enhancements available in this new software version included:

     . Security Profile Management. New user and group profile management functionality designed to lower customers' deployment costs and administrative workload;

     . Single Process Web Site Configuration. The Web Site Import Wizard allows managers and administrators to secure an entire website using one process;

     . Multiple Site Management. Authoriszor 2000(TM) is designed to provide a unified view of multiple web sites, thereby reducing the time involved in website administration.

     Authoriszor 2000(TM) was designed to address certain B2B requirements including:

     . Protection from denial of service attacks that disable a corporate web server by taking over available disk and memory space;

     . Targeted security that is designed to ensure that only authorized users see confidential web content;

     . Multiple encryption methods that are designed to protect the customer's existing investment in their other security products.

Employees

     As of September 30, 2000 there were 61 people employed by us on a full-time basis. Of these, 14 employees were primarily involved in research and development, and 19 employees were involved in sales and marketing, 7 in general administration and support and 20 engaged in professional services, in addition to our Chief Executive Officer, President and Interim Chief Financial Officer, Richard Langevin. We also employ consultants from time to time, including Fred Sawin and Edward F. Rogers. See "Executive Compensation--Employment Contracts, Termination of Employment and Changes in Contract Agreements."

     Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees to be good. From time to time we also employ independent contractors to support our professional services, product development, sales, marketing and business development organizations.

     Our future success will depend, in part, on our ability to attract, retain and motivate highly qualified technical and management personnel for whom competition is intense. As part of our retention efforts, we seek to minimize turnover of key employees by emphasizing the nature of our work, our work environment, our encouragement of technical enhancements and our competitive compensation packages.

Facilities

     Our executive offices are currently located in Burlington, Massachusetts. In May 2000, we signed a commercial real estate lease in order to move our U.S. headquarters from the home office of our Chief Executive Officer in Natick, Massachusetts to a permanent location in Burlington, Massachusetts. The lease commenced on May 1, 2000 and includes 11,950 square feet of office space. We commenced occupation of this space during the week of May 22, 2000. As a result, we will incur a rental obligation of approximately $376,000 per annum over the term of the five year lease. The Company's operations headquarters are currently located on the first floor of a leased facility in Harrogate, England consisting of approximately 3,132 square feet of office space. The rent and service charge for this facility is approximately $72,000 per year. The Company maintains additional UK offices in a 400 square foot leased facility in Birmingham, England and a 3,174 square foot leased facility in Bradford, England. The rent for these office spaces is approximately $48,000 in the aggregate per year. In the opinion of the management of the Company, the U.S. property in Burlington, Massachusetts and the UK properties in North Yorkshire, Birmingham and Bradford are adequately covered by insurance.

     In addition, during the previous three months, we have recruited field staff in six major cities of the U.S. to provide local sales and technical support to the marketplace and our customer base. As the operations are initially small, we have either established home office locations, as in, for example, Providence, Washington, St. Louis and Phoenix, or we have attempted to locate and rent such other shared office space as was deemed appropriate for the other field offices in Los Angeles, Burlington and Chicago.

     This prospectus is hereby amended to modify the section of the prospectus entitled "Management" to delete the section in its entirety and, in lieu thereof, substitute the following information set forth below:

MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information concerning the Company's current directors and executive officers. The term of office for each director is one year or until the next meeting of stockholders, at which time elections are held for each seat on the Company Board of Directors.

                                          Position with Authoriszor Inc.                          Director and/or
Name                                      Or Authoriszor Ltd.                               Age   Executive Officer Since
----                                      -------------------                               ---   -----------------------
Raymond G. H. Seitz.....................  Chairman of the Board of Authoriszor Inc.          59              1999
Paul Ayres..............................  Managing Director of Authoriszor Ltd.              34              2000
Don Box.................................  Director of Authoriszor Inc.                       49              1996
David J. Blanchfield....................  Research and Development Director of               50              1998(1)
                                          Authoriszor Ltd.
James L. Jackson........................  Vice President, Secretary and Director of          59              1997(1)
                                          Authoriszor Inc. and  Chairman of Authoriszor
                                          Ltd.
Barry Jones.............................  Director of Alliance and European Business         56              1999
                                          Development for Authoriszor Ltd.
Alec P. Karys                             Vice President, Engineering of Authoriszor Inc.    56              2000
Richard A. Langevin.....................  President, Chief Executive Officer, Interim        48              2000
                                          Chief Financial Officer and Director of
                                          Authoriszor Inc.
Ian McNeill.............................  Chairman of the Board of Authoriszor Holdings,     52              1999
                                          Ltd.
Sir Malcolm L. Rifkind..................  Director of Authoriszor Inc.                       53              2000
Godfrey Shingles........................  Director of Authoriszor Inc.                       61              2000
David R. Wray...........................  Director of Authoriszor Inc. and Chief             53              1998(1)
                                          Technical Officer of Authoriszor Ltd.

___________

(1) James L. Jackson, David J. Blanchfield and David R. Wray became directors and executive officers of ITIS Technologies Limited, currently named Authoriszor Ltd., in 1997 and 1998 respectively.

  Raymond G. H. Seitz became our Chairman of the Board of Directors in December 1999 for a three year term. He has served as Vice Chairman of Lehman Brothers Europe, an investment bank, since 1995 and is currently a Director of Chubb Corporation, British Airways plc, Marconi plc, Cable & Wireless plc and Rio Tinto plc. From 1991 through 1994, Mr. Seitz had served as U.S. Ambassador to the United Kingdom.

  Richard A. Langevin became our President, Chief Executive Officer and Interim Chief Financial Officer in January 2000 for a term ending on December 31, 2003. Mr. Langevin has served on our Board since January 2000. Mr. Langevin has had 29 years of software and technology industry experience. From 1993 through 1997, Mr. Langevin provided management consulting and venture capital investment advice to emerging technology companies. From 1997 until December 1999, he worked for Bullsoft, the software division of Groupe Bull, where he served as General Manager-North America and Senior Director-Worldwide Sales Operations.

  James L. Jackson is a joint founder of Authoriszor Ltd. and serves as its
Chairman of the Board of Authoriszor Ltd. since October 2000.   Since the
inception of Authoriszor Ltd. in 1997 until October 2000, Mr. Jackson served as its Managing Director. Mr. Jackson joined the Board of Authoriszor Inc. in July 1999 and became our Vice President and Secretary in January 2000. He served as Managing Director of Holdene Group plc, a UK computer information systems and services company, from 1974 through 1996, the year that Holdene Group plc entered administrative receivership in the UK.

  David R. Wray is a joint founder of Authoriszor Ltd. and since 1998 has been its Chief Technical Officer. He joined our Board in July 1999. He was the chief architect of our product suite, which was developed with David J. Blanchfield and James L. Jackson. Mr. Wray served as Managing Director of Synergetics GB, a UK software development company, from 1997 through 1999 and of Servo Computers Ltd., a computer systems integrator in the UK, from 1996 through 1997. From 1984 through 1996, Mr. Wray held the position of Business Development Manager at Holdene Group plc, a UK computer information systems and services company, until such company entered administrative receivership in the UK.

  Sir Malcolm L. Rifkind has served on our Board since January 2000 and has been a consultant to us since October 1999. In his capacity as a consultant, Sir Malcolm advises us on governmental organizations in the United Kingdom and United States that require highly secure transfers of critical and confidential information. In public service since 1974, he has served in the administrations of English prime ministers Margaret Thatcher and John Major and held posts in the UK including Secretary of State for Scotland, Secretary of State for Transportation, Secretary of State for Defense and Foreign Secretary. Since his retirement from public service in 1996, he has served as a consultant to several businesses including PriceWaterhouseCoopers, and he currently is a director of Ramco Energy plc.

  Donald D. Box has served as one of our Directors since May 1996 and served as our Assistant Secretary from May 1996 through January 2000. Mr. Box has served as an Executive Vice President at Remington Oil and Gas Corporation, a publicly held oil and gas exploration and production company, since November 1997. He served as Chairman of the Board of Box Energy Corporation, which is listed on NASDAQ, a public company owning oil and gas interests in the Gulf of Mexico and mainland U.S., from 1993 through November 1997, and served as Chief Executive Officer and President of Box Energy Corporation from January 1996 through November 1997. Since 1992, Mr. Box has been President and a Director of Box Brothers Holding Company, which is engaged in the oil and gas business. Box Brothers underwent a plan of reorganization pursuant to Chapter 11 of the U.S. Bankruptcy Code in Federal Bankruptcy Court in Delaware, which plan was confirmed in 1997. From 1990 until 1996, Mr. Box was President of Race Circuits Management of Texas, which was engaged in motor sports promotion. Don Box holds a Bachelor of Science degree in Economics from the Wharton School of Business and a Masters degree in Business Administration from Southern Methodist University.

  Godfrey Shingles was appointed to our Board on October 18, 2000. Mr. Shingles has over 35 years of multinational general management experience. Most of this experience was gained while Mr. Shingles was employed at Digital Equipment Co. Limited. During his career at Digital, Mr. Shingles held positions including Director of North Europe, Vice President of European Marketing and Corporate Vice President responsible for Digital's operations in thirteen European countries. In addition, Mr. Shingles served as Chairman and Chief Executive of Digital. Mr. Shingles currently holds positions with: Imagination Technologies Group PLC, a provider of video and audio systems, as Chairman since 1994 and Director of Interregnum Venture Marketing Ltd., a high technology venture fund, since 1994. In addition, Mr. Shingles has served as Chairman of Eurotel Telecom Limited, a privately held telecommunications company, since 1998 and Chairman of Nanomagnetics Ltd., a provider of solutions for magnetic storage, since 1999.

  Ian H. McNeill has served as Chairman of Authoriszor Holdings Ltd. since October 1999. In addition, between July 1999 and October 2000, Mr. McNeill served as Chairman of the Board of Authoriszor Ltd. Prior to July 1999, he served as Managing Director of Commercial Technology Limited, which assists information companies in the areas of re-financing and mergers and acquisitions, from 1991 through 1999. Mr. McNeill is on the Boards of WRDC Limited and Zilex.com plc, both UK software suppliers.

  David J. Blanchfield is a joint founder of Authoriszor Ltd. and has served as Director of Research and Development of Authoriszor Ltd. since 1998. Mr. Blanchfield was a software developer for Synergetics Ltd., a UK software development company, from 1997 through 1999. He held the position of Personal Computer Support Manager at Freemans plc, a UK mail order company, from 1995 through 1997. David Blanchfield has had a varied career in the information technology industry since 1969.

  Barry Jones is the Director of Alliance and European Business Development for Authoriszor Ltd. From July 1999 until August 2000, Mr. Jones was the Sales and Marketing Director of Authoriszor Ltd. From 1996 through 1999, Mr. Jones served as Managing Director of Ubik.net Ltd., a UK company that specializes in business to consumer electronic commerce software. Since 1995, Mr. Jones has provided consulting services through CMM Ventures Limited to Internet and e-commerce start-ups. Prior to that time Mr. Jones, commencing in 1991, provided consulting services, specializing in channel management and marketing, to a number of large information technology companies, including IBM, Digital Equipment Corporation and Sun MicroSystems, as well as many smaller software companies. He also served as Director of European Business Development for WebMate International Ltd., a subsidiary of WebMate Technology Inc., which develops Web development software.

  Paul Ayres became the Managing Director of Authoriszor Ltd. in October 2000. Prior to joining Authoriszor Ltd., Mr. Ayres was the General Manager for European Operations for Real Networks, Inc. from 1997 until joining

Authoriszor. During 1995-1997, Mr. Ayres was General Manager for Netscape Communications' Northern European operations. Mr. Ayres attended the University of Essex/Cambridge University, majoring in Political Science and Law.

  Alec P. Karys became Vice President of Engineering for Authoriszor Inc. in October 2000. From 1995 until June, 1998, Mr. Karys worked for InterQual, a company specializing in the development of medical software, as VP-Software Development and Technical Services. After the sale of the company in June, 1998, he joined Universal Software Corporation as VP - Business Development from April 1999 until October, 1999. In addition, during that time, Mr. Karys was co-founder and CEO of Cognate Technologies, Inc., e-learning company, which was subsequently acquired in October 2000. Mr. Karys is a graduate of Northeastern University with a degree in Electrical Engineering. In 1978, he obtained his MBA. He also attended the Stanford University Engineering Executive Program.

Board of Directors and Committees

     The Board of Directors held two regularly scheduled meetings and four special meeting during the fiscal year ended June 30, 2000. In addition, the Board of Directors acted by unanimous consent on several occasions during the fiscal year ended June 30, 2000.

     Committees of the Board of Directors include the Executive Committee, the Audit Committee and the Compensation Committee.

     The Company established the Executive Committee in August 2000. The Executive Committee may meet or take written action when the Board is not otherwise meeting and has the same level of authority as the Board, with the exception that the Executive Committee does not have the power to transact any business or otherwise take any action that is contrary to the Bylaws of the Company or any other action not permitted to be delegated to a such a committee under the laws of the state of Delaware. The Executive Committee consists of Raymond Seitz, Richard Langevin and James Jackson. A meeting of the Executive Committee was held on August 28, 2000.

     Effective November 10, 2000, the Audit Committee consisted of Don Box, Raymond Seitz and Godfrey Shingles. The Board of Directors has adopted an Audit Committee Charter. Pursuant to this Charter, the Audit Committee serves as an independent party to monitor the Company's financial reporting process and internal control system, reviews and appraises the audit efforts of the Company's independent accountants and provides an open avenue of communication among the independent accountants and the Company's senior management and the Board of Directors. The Audit Committee held no meetings in fiscal 2000 with the independent auditors and management but held one meeting with the auditors and management following the end of fiscal year 2000 to discuss the audit thereof.

     Effective November 10, 2000, the Compensation Committee consisted of Don Box, Sir Malcolm Rifkind and Godfrey Shingles. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for the Company's senior management. The Compensation Committee may administer the 2000 Omnibus Stock and Incentive Plan, when and if adopted. The Compensation Committee is also responsible for setting and reviewing Mr. Langevin's achievement of certain business objectives on a quarterly basis pursuant to his Employment Agreement. See "Executive Compensation--Employment Contracts, Termination of Employment and Changes in Contract Agreements." Prior to January 12, 2000, we did not have a Compensation Committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers generally have been made by the entire Board of Directors. None of the executive officers or directors currently serves on the Compensation Committee of another entity or on any other committee of the Board of Directors of another entity performing similar functions. The Compensation Committee held no meetings and acted on several occasions by unanimous consent during the fiscal year ended June 30, 2000.

     During the fiscal year ended June 30, 2000, all of the directors attended 75% or more of the meetings of the Board and the committees on which such directors served.

Director Compensation

     As of June 30, 2000, our members of the Board did not receive any cash compensation from us for their services as members of the Board or Board committees, except as discussed below.

Directors are reimbursed for actual and reasonable out of pocket expenses in connection with attendance at Board and committee meetings.

     For his services provided to the Board of Directors of the Company, Donald
D. Box was granted an option to acquire 200,000 shares of Company common stock on November 10, 2000 pursuant to a stock option agreement to be entered into by and between the Company and Mr. Box in accordance with the Authoriszor Inc. 2000 Omnibus Stock and Incentive Plan (the "Plan"). The options granted to Mr. Box are immediately exercisable for a three year term, whereupon the options granted to Mr. Box shall terminate.

     On October 18, 2000, Godfrey Shingles was appointed to the Company's Board of Directors to serve as a Director. For his service to the Board of Directors, Mr. Shingles is entitled to a retainer fee of $48,000 per year, payable monthly in arrears. In addition and subject to stockholder approval, Mr. Shingles is to be appointed to the Board of Directors for a three (3) year term, provided, however, that Mr. Shingles appointment to the Board of Directors is terminable by the Company or Mr. Shingles upon three months written notice by either party, as the case may be. In addition, the Company may terminate Mr. Shingles' directorship immediately under certain circumstances.

     Pursuant to the agreement between the Company and Mr. Shingles relating to his appointment to the Board of Directors, the Company has granted Mr. Shingles a stock option pursuant to the Authoriszor Inc. 2000 Omnibus Stock and Incentive Plan (the "Plan") to acquire 100,000 shares of Company common stock at an exercise price equal to $9.875. The stock option shall become immediately exercisable for a three (3) year term.

     Effective from December 1, 1999, we appointed Raymond Seitz to the Company's Board to serve as Chairman. The Company granted Mr. Seitz a stock option to acquire 200,000 shares of the Company's common stock at an exercise price of $3.00 per share, which is currently exercisable until October 30, 2002, and he is entitled to a retainer of $4,000 per month. He is required to devote an average of two days per month to his duties to us. In addition, at the November Meeting the Board of Directors of the Company increased the retainer payable to Mr. Seitz to $16,000 per month, commencing as of July 1, 2000.

     Effective October 1, 1999, we appointed Sir Malcolm Rifkind as a consultant to the Company's Board of Directors. Under his Consulting Agreement, we granted Sir Malcolm Rifkind a stock option to acquire 200,000 shares of common stock at an exercise price of $1.00 per share, which is currently exercisable until September 30, 2002, and he is entitled to a retainer of (Pounds)2,500 per month plus Value Added Tax. On January 12, 2000, we elected Sir Malcolm Rifkind to the Company's Board of Directors.

     On July 22, 1999, we entered into a consultancy agreement with Robert Jeffcock under which he agreed to perform the roles of the Company's Chairman, President and Chief Executive Officer. The consultancy was for an initial period of 6 months, after which it was terminable on one month's notice by either party. The fee payable under this consultancy was initially $5,000 per month. However, effective December 1, 2000, the fee payable to Mr. Jeffcock pursuant to his consultancy agreement increased to $10,000 per month. Mr. Jeffcock resigned his Chairmanship as of December 1, 1999, resigned as Chief Executive Officer and President effective January 1, 2000 and resigned as a director effective June 30, 2000. Mr. Jeffcock received $10,000 per month from January 1, 2000 until May 31, 2000 for his services as a consultant to the Company.

     In April 1999, Don Box was awarded a stock grant of 20,000 shares of the Company's common stock for compensation for his services on the Company's Board of Directors. The shares, which are restricted securities as defined in Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), were valued for such purpose at $.20 per share, which was the current price of the Company's common stock on the OTC Bulletin Board as of April 27, 1999, the date of grant. See "Recent Developments. Part II. Item 5. Other Information."

Executive Compensation

     The following table provides summary information concerning compensation paid by the Company to its Chief Executive Officers and the four most highly compensated executive officers whose salary and bonus in fiscal year 2000 exceeded $100,000 (the "Named Executive Officers") for the three most recent fiscal years. In November 1999, the Company changed its fiscal year end from December 31 to June 30. The summary information includes provided is for the 12 months ended June 30, 2000, the 12 months ended December 31, 1999 and the 12 months ended December 31, 1998.

Summary Compensation Table

                                                                 Long Term
                                                            Compensation No. of         All Other
                              Fiscal   Annual                    Securities               Annual
Name and Principal Position    Year    Salary     Bonus      Underlying Options        Compensation
---------------------------    -----   ------     -----     -------------------        ------------
Richard A. Langevin(1)          2000   $112,500   $62,500   500,000                    $-0-
President, CEO, Interim         1999   N/A         N/A      N/A                        N/A
CFO                             1998   N/A         N/A      N/A                        N/A

Robert P. Jeffcock (2)          2000   $ 85,000   $-0-      $-0-                       $-0-
President and CEO               1999   -0-        -0-        -0-                        250,000 shares of common stock (3)
                                1998   $ 90,000   -0-       200,000                     -0-

James L. Jackson                2000   $ 87,500   $37,500   -0-                        $2,813 (3)
Vice President and Secretary    1999   N/A         N/A      N/A                        N/A
and Managing Director of        1998   N/A         N/A      N/A                        N/A
Authoriszor Ltd.

David R. Wray                   2000   $ 87,500   $37,500   -0-                        $2,813 (4)
Director of the Company and     1999   N/A        N/A       N/A                        N/A
 Chief Technical Officer
of Authoriszor Ltd.             1998   N/A        N/A       N/A                        N/A

David Blanchfield               2000   $ 87,500   $37,500   -0-                        $2,813 (4)
Research and Development        1999   N/A        N/A       N/A                        N/A
Director of Authoriszor Ltd.    1998   N/A        N/A       N/A                        N/A

Barry Jones                     2000   $ 65,625   $37,500   131,214                    20,363 (5)
Sales and Marketing             1999   N/A        N/A       N/A                        N/A
Director of Authoriszor Ltd.    1998   N/A        N/A       N/A                        N/A

(1) Mr. Langevin became President and Chief Executive Officer of the Company effective January 1, 2000. Therefore, the compensation information reflected herein is for the period January 1, 2000 to June 30, 2000.

(2)  Mr. Jeffcock resigned as the Company's President and CEO effective
     January 1, 2000 and resigned as a director of the Company effective
     June 30, 2000. The compensation paid to Mr. Jeffcock from July 22, 1999 though November 31, 2000 consisted of $5,000 per month for his services as President and CEO of the Company. Effective December 1, 2000, the compensation paid to Mr. Jeffcock for the performance of his executive roles with the Company increased to $10,000 per month. Additionally, from January 1, 2000 to May 31, 2000, Mr. Jeffcock received compensation of $10,000 per month for his services as a consultant to the Company.

(3) In April 1999, Mr. Jeffcock was granted 250,000 shares of the Company's common stock in lieu of compensation. These shares, which are restricted securities as defined in Rule 144 of the Securities Act, were valued for such purpose at $.20 per share, which was the current market price of the Company's common stock on the OTC Bulletin Board as of April 27, 1999, the date of grant.

(4)  Company pension contribution.

(5) Consists of a pension contribution by the Company in the amount of $2,813 and a consultant fee paid in Mr. Jones' Director capacity in the amount of $17,550.

Stock Options

     The following table summarizes information concerning grants of stock options to the Chief Executive Officers and the Named Executive Officers during the fiscal year ended June 30, 2000.

Stock Option Grants During Fiscal Year Ending June 30, 2000



                          Individual Grants                                                      Potential Realizable value
                                                                                                 at assumed annual rates of
                          Number  of  % of                                                       stock price appreciation
                          Total                                                                  for option term (3)
                          Securities            Options Granted
                          Underlying            to Employees         Exercise  Expiration
Name                      Options Granted       During 2000          Price     Date              5%          10%
----                      ----------------      ---------------      --------  ----------    ----------   ----------
Richard A. Langevin       500,000(1)            43.1                 $6.75     12/31/09    $2,122,518     $5,378,880
Robert P. Jeffcock        N/A                   N/A                  N/A       N/A         N/A            N/A
James L. Jackson          N/A                   N/A                  N/A       N/A         N/A            N/A
David R. Wray             N/A                   N/A                  N/A       N/A         N/A            N/A
David Blanchfield         N/A                   N/A                  N/A       N/A         N/A            N/A
Barry Jones               131,214(2)            19.9                 $2.00     9/30/08     125,299        299,168

___________

(1) These options vest as follows: 200,000 shares exercisable on or after January 1,2001; 200,000 shares exercisable on or after January 1, 2001; 100,000 shares exercisable on or after January 1, 2002; 100,000 shares exercisable on or after January 1, 2003; and 100,000 shares exercisable on or after January 1, 2004, assuming that Mr. Langevin is employed by the Company on each respective vesting date.

(2) These options vest up to 25% per year annually beginning October 1, 2000, assuming that Mr. Jones is employed by Authoriszor Ltd. on each respective vesting date.

(3) The dollar amounts under these columns represent the potential realizable value of each grant of options assuming that the market price of the Company's common stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by SEC rules for the term of the option until such option's expiration and, therefore, are not intended to forecast possible future appreciation, if any, of the price of the Company's common stock.

     The following table provides certain information concerning the exercise of stock options during the fiscal year ended June 30, 2000 by the Chief Executive Officers and the Named Executive Officers and unexercised stock options held by such officers at June 30, 2000.

Aggregated Stock Option Exercises In Last Fiscal
And Option Values for Fiscal Year Ended June 30, 2000


                                                        Number of Securities                 Value of Unexercised
                                                        Underlying Unexercised               In-the-Money Options at
                                                        Options at June 30, 2000 (#)         June 30, 2000 ($) (1)
                                                        ----------------------------         -----------------------

                          Shares
                        Acquired on     Value
Name                     Exercise       Realized       Exercisable       Unexercisable     Exercisable     Unexercisable
---------------------    --------       --------     ----------------  -----------------  -------------  -----------------
Richard A. Langevin    N/A            N/A            N/A               500,000            N/A            $1,875,000
Robert P. Jeffcock     200,000        $2,111,667     N/A               N/A                N/A            N/A
James L. Jackson       N/A            N/A            N/A               N/A                N/A            N/A
David R. Wray          N/A            N/A            N/A               N/A                N/A            N/A
David Blanchfield      N/A            N/A            N/A               N/A                N/A            N/A
Barry Jones            N/A            N/A            N/A               131,214            N/A            $1,115,319

___________

(1) Market value of underlying securities at exercise date or fiscal year end, as the case may be, minus the exercise price.

     Effective as of March 1, 2000, Authoriszor Ltd. made certain contributions to directors, executive officers and other employees of Authoriszor Ltd. with respect to the personal pension plan of each such person in the UK. Pursuant to the terms of such plan, Authoriszor Ltd. made a contribution to the personal pension plans of directors and officer of Authoriszor Ltd. in an amount that did not exceed 7.5% of the annual salary of such directors and executive officers. Certain Named Executive Officers of the Company have received contributions pursuant to such plan. See: "Executive Compensation."

2000 Omnibus Stock and Incentive Plan

General. The Company's 2000 Omnibus Stock and Incentive Plan (the "Plan") was adopted by the Company's Board of Directors effective as of July 26, 2000 and approved by the stockholders of the Company at the Company's 2000 Annual Meeting of Stockholders ("Annual Meeting"), held on November 10, 2000 in London, England. The Plan authorizes the issuance of options to purchase up to 1,700,000 shares of common stock. The purpose of the Plan is to enable directors, certain consultants, and eligible employees of the Company and its subsidiaries to acquire a stock ownership interest in the Company and encourage them to remain in the employ of the Company or its subsidiaries. The Plan authorizes the granting of Non-Qualified Stock Options (including reload options) and Incentive Stock Options. The options granted under the Plan permit the optionees to purchase shares of common stock at a price determined by the Committee but in the case of Incentive Stock Options, at a price that is not less than the fair market value of the common stock on the date of grant of the option, provided that if the recipient of an incentive stock option owns more than 10% of the total combined voting power of all classes of the Company's stock, the exercise price shall not be less than 110% of the fair market value on the date of grant. A maximum duration of 10 years has been established for the Plan. The Board of Directors of the Company, however, has the power to suspend or terminate the Plan at any time, provided such suspension or termination does not affect outstanding options granted under the Plan.

     Stockholder approval of the Plan was sought to comply with the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations of the NASDAQ Stock Exchange, Inc. (the "NASDAQ").

Shares Authorized and Award Limits. Pursuant to the terms of the Plan, the Company is authorized to issue up to 1,700,000 shares of the Company's common stock, of which up to 1,700,000 may be granted as Incentive Stock Options, within the meaning of Section 422 of the Code. The Plan limits the annual awards to individual participants to options covering no more than 200,000 shares.

     The Plan provides that the following shares of common stock covered by Plan awards may be utilized for subsequent awards under the Plan: shares are that forfeited, shares exchanged or delivered to the Company in exercising options, and any shares that are used to settle the minimum tax withholding obligations of the Company as a result of the exercise of an option. No person shall have any rights as a stockholder with respect to any shares of common stock covered by an option prior to the date of issuance of a stock certificate for such shares.

Administration. The Plan shall be administered by a committee (the "Committee") of at least two members of the Board and is intended to satisfy the requirements of Rule 16b-3 under the Exchange Act and Section 162(m) of the Code. All awards granted under the Plan shall be on the terms, and subject to, the conditions determined by the Committee consistent with the Plan. The Committee shall have authority to interpret conclusively the provisions of the Plan, to adopt such rules and regulations for carrying out the Plan as it may deem advisable, to decide conclusively all questions of fact arising in the application of the Plan, to establish performance criteria in respect of awards under the Plan, to certify that Plan requirements have been met for any participant in the Plan, to submit such matters as it may deem advisable to the Company's stockholders for their approval, and to make all other determinations and take all other actions necessary or desirable for the administration of the Plan. The Committee is expressly authorized to adopt rules and regulations limiting, or eliminating its discretion in respect of certain matters as it may deem advisable to comply with or obtain preferential treatment under, any applicable tax or other law, rule, or regulation. All decisions and acts of the Committee shall be final and binding upon all affected plan participants.

     If no Committee has been designated to administer the Plan, references to the Committee shall be deemed to be references to the Board, whose members shall not be required to meet the above Rule 16b-3 and 162(m) requirements.

Eligibility and Participation. Directors, key employees, including officers, and consultants of the Company and its subsidiaries shall be eligible for awards under the Plan. Selection of certain eligible participants and the determination of extent and timing of their participation shall be designated by the Committee.

Terms of Options -- Method of Payment. The term of an option granted under the Plan shall be determined by the Committee, except that, in the case of an Incentive Stock Option, the term of the option shall not exceed ten (10) years from the date of grant unless the grant is to a person who on the date of grant owns (within the meaning of Section 422(b)(6) of the Code), directly or indirectly, stock possessing more that ten percent (10%) of the total combined voting power of all classes of the Company's stock, in which case the term of the option shall not exceed five (5) years from the date of grant, and, notwithstanding any other provision of this Plan, no option shall be exercised after the expiration of its term.

     The Committee may authorize payment for shares as to which an option is exercised to be made in cash, shares of common stock owned by the participant for at least six (6) months, or a combination thereof, by "cashless exercise" or in such other manner as the Committee in its sole discretion may provide. The Committee, in its sole discretion and on such terms as it may determine, may loan money to the participant, guarantee a loan to the participant, or otherwise assist the participant in obtaining the necessary cash to exercise all, or a portion of, an award granted hereunder, or to pay any tax liability of the Participant attributable to such exercise.

     The Committee shall have the authority to specify that the participant to whom an option is or was granted under this Plan shall be granted a reload option in the event such person exercises all or a part of an option by surrendering already-owned unrestricted shares of common stock in full or partial payment of the exercise price (a "Reload Option"). Each Reload Option shall cover a number of shares of stock equal to the number of shares of stock surrendered in payment of the exercise price, shall have an exercise price per share of stock equal to the Fair Market Value of the stock on the date of grant of such Reload Option and shall expire on the stated expiration date of the original option. Any Reload Option may provide for the grant, when exercised, of subsequent Reload Options. A Reload Option shall contain such other terms and conditions as the Committee in its sole discretion shall deem desirable and which may be set forth in rules or guidelines adopted by the Committee or in the option agreement evidencing the Reload Option.

Exercise Price. The exercise price per share shall be determined by the Committee, except that in the case of an option granted as an Incentive Stock Option, the exercise price per share shall not be less than one hundred percent (100%) of the Fair Market Value, as determined by the Committee, of a share of common stock on the date the option is granted (one hundred ten percent (110%) in the case of an Incentive Stock Option granted to a person who on the date of grant owns (within the meaning of Section 422(b)(6) of the Code) directly or indirectly, stock possessing more than ten percent (10%) of the total combined voting power of all classes of the Company's stock). The Fair Market Value of a share of common stock on any date of reference means the closing price on the date of grant, unless the Committee in its sole discretion shall determine otherwise in a fair and uniform manner. For purposes of the Plan, the "Closing Price" of the common stock on any business day shall be: (a) if the common stock is listed or admitted for trading on any United States national securities exchange or included on NASDAQ, the last reported sale price of common stock on such exchange or system, as reported in any newspaper of general circulation;
(b) if the common stock is quoted on the OTC Bulletin Board or any similar system of automated dissemination of quotations of securities prices in common use, the mean between the closing high bid and low asked quotations for such day of the common stock on such system; (c) if neither clause (a) nor (b) is applicable, the mean between the high bid and low asked quotations for the common stock as reported by the National Quotation Bureau, Incorporated if at least two (2) securities dealers have inserted both bid and asked quotations for the common stock on at least five (5) of the ten (10) preceding days; (d) in lieu of the above, if actual transactions in the common stock are reported on a consolidated transaction reporting system, the last sale price of the common stock for such day and on such system; or (e) if no transactions in the common stock are reported in accordance with (a), (b), (c) or (d), the fair market value of a share of common stock as determined by the Board.

Withdrawal -- Termination of Employment - Death. The Committee shall have discretion to specify in each participant's option agreement, or, with the consent of the participant, an amendment thereof, provisions with respect to the period, not extending beyond the term of the option, during which the option may be exercised following the participant's termination of employment; provided, however, that Incentive Stock Options that have not been previously exercised, must be exercised within three (3) months following the participant's date of termination unless employment is terminated because of death or disability, in which event the exercise period is extended to one (1) year following the date of termination.

Adjustments. The Plan provides for adjustment of options authorized for issuance under the Plan in the event of stock dividends, stock splits, recapitalizations, combinations, mergers, consolidations, liquidations, split-ups, split-offs, spin-offs and other similar changes in the Company's stock, or any distributions to the stockholders, other than regular cash dividends. In that event, the Committee will make such substitution or adjustments in the aggregate number or class of shares that may be distributed under the Plan (including the substitution of similar awards denominated in the shares of another company) and in the number, class and option price or other price of shares subject to outstanding awards as it believes equitable or appropriate to maintain the purpose of the original grant.

Transferability - Delivery. Except as may be permitted by the Committee, options granted pursuant to the Plan shall not be assignable or transferable by the holder thereof except by will or by the laws of descent and distribution. Except as expressly provided in the Plan or as may be permitted by the Committee, during the life of the holder, awards under the Plan shall be exercisable only by such holder or by the guardian or legal representative of such holder and are exercisable only during the participant's lifetime.

Termination or Amendment.   The Board may at any time, with respect to any
shares not at the time subject to outstanding options, suspend or terminate the Plan. The Board may also amend the Plan from time to time as it deems advisable, but no amendment shall, without prior stockholder approval, (i) increase the maximum number of shares subject to the Plan or the maximum number of shares for which options may be granted to any one employee (other than adjustments to prevent dilution or enlargement of participant rights in the event of fundamental changes to the Company); change the class of personnel eligible for the grant of options, (iii) permit the grant of awards in the form of Incentive Stock Options that expire beyond the maximum ten-year period of the Plan; or (iv) extend the termination date of the Plan. In addition, no amendment or suspension of the Plan or any award thereunder shall, except as specifically permitted in any award, substantially impair any award previously granted to a holder without the written consent of such holder.

Certain Federal Tax Income Consequences. The following discussion of the federal income tax consequences of participation in the Plan for typical participant is only a summary, does not purport to be complete and does not cover, among other things, foreign, state and local tax treatment of participation in the Plan. Furthermore, differences in individual participant's financial situations may cause federal income tax consequences of participation in the Plan to vary.

     No taxable income is realized by a participant upon the grant or exercise of an Incentive Stock Option. However, the exercise of an Incentive Stock Option may result in alternative minimum tax liability for the participant. If no disposition of the shares of common stock issued to a participant pursuant to the exercise of an Incentive Stock Option is made by the participant within two years from the date of grant or one year after the issuance of such shares to the participant, then upon the sale of such shares, any amount realized in excess of the exercise price will be taxed to the participant as long-term capital gain and any loss sustained will be long-term capital loss, and no deduction will be allowed to the participant's employer for Federal income tax purposes.

     If shares of common stock acquired on the exercise of an Incentive Stock Option are disposed of prior to the expiration of the two year/one year holding periods described above, such disposition will be a "disqualifying disposition" and the participant will recognize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares of the date of exercise (or, if less, the amount realized on the disposition of such shares) over the option price of the shares. The employer of the participant will be entitled to deduct an amount equal to the ordinary income recognized by the participant. Any gain realized because the sale price was greater than the fair market value of the shares on the date of exercise, will be taxed as short-term or long-term capital gain and will not result in any deduction by the employer of the participant. Special rules will apply if all or a portion of the exercise price of an Incentive Stock Option is paid by tendering shares of common stock.

     With respect to Non-Qualified Stock Options, no income is realized by the participant at the time the option is granted. Generally, at exercise, ordinary income is recognized by the participant in an amount equal to the difference between the exercise price and the fair market value of the shares of common stock on the date of exercise, and the employer of the participant receives a tax deduction for the same amount. Upon the ultimate disposition of such shares, any appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares have been held following the date of exercise.

Awards to Named Officers and OtherPersons. The following table provides information concerning options, which are Non-Qualified Stock Options, to acquire shares of our common stock that have been granted to two directors, employees and a consultant of the Company pursuant to the Plan as of the date hereof. No options have been granted to Named Executive Officers.

2000 Omnibus Stock and Incentive Plan



Name and Position                                    Exercise Price                   Underlying Options
-----------------                                    ---------------                  ------------------
Edward F. Rogers                                     $ 7.75                           100,002
Consultant

Alec P. Karys                                        $10.75                           100,000
Vice President - Engineering

Godfrey Shingles(1)                                  $9.875                           100,000
Director

Edward Vasko                                         $10.00                           100,000
Director of Technology - U.S. Operations

Paul Ayres                                           $ 9.75                           200,000
Managing Director - Authoriszor Ltd.

Donald D. Box(1)                                       7.75                           100,000
Director

Non-Executive Director Group(1)                      N.A.                             200,000
Non-Executive Officer Employee Group                 $10.00                           100,000

(1) Pursuant to an agreement between the Company and Mr. Shingles relating to his appointment to the Board of Directors, the Company has granted Mr. Shingles an option pursuant to the Plan to acquire 100,000 shares of Company common stock at an exercise price equal to $9.875. The option to acquire shares of Company common stock is immediately exercisable and terminates three years after the date of grant. In addition, pursuant to an agreement between the Company and Mr. Box relating to the performance of certain services to the Board of Directors, the Company has granted Mr. Box an option pursuant to the Plan to acquire 100,000 shares of Company common stock at an exercise price equal to $7.75. The option to acquire shares of Company common stock is immediately exercisable and terminates after three years after the date of grant.

1999 Stock Option Plan

Benefits; Purpose; Shares. Our 1999 Stock Option Plan (the "1999 Stock Plan"), ratified by our Board on October 4, 1999, currently provides for the issuance to qualified participants of up to 1,000,000 shares of our common stock pursuant to the grant of stock options. The 1999 Stock Plan is subject to approval by stockholders in the event required by law or any stock exchange or quotation system on which our common stock is listed or quoted. The purpose of our 1999 Stock Plan is to promote our interests and the interests of our stockholders by using investment interests in Authoriszor Inc. to attract, retain and motivate eligible persons, to encourage and reward their contributions to our performance and to align their interests with those of our stockholders. As of November 1, 2000, options to purchase 951,714 shares of common stock had been awarded, of which 35,000 of such options are subject to certain performance conditions, having exercise prices ranging from $2.00 to $20.00 per share, under our 1999 Stock Plan. Of the options granted, all have been Non-qualified Stock Options, or NQSOs. We may also grant options which are intended to qualify as Incentive Stock Options, or ISOs, under Section 422 of the Internal Revenue Code.

Eligibility. Under our 1999 Stock Plan, we may grant ISOs to our employees and officers and to any employee or officer of any parent company or subsidiary company of ours. We may grant NQSOs to any person eligible to receive ISOs, and also to Directors and to persons engaged by us, or any parent company or subsidiary company of ours, to render bona fide consulting and advisory services.

Administration. Our Board of Directors, or a committee appointed by the Board, is authorized to administer the 1999 Stock Plan and has the authority in its discretion to determine which eligible persons will be granted stock options, the number of shares subject to options, the period of exercise of each option and the terms and conditions of such options. As a condition to the exercise of an option, the Board may require the person exercising the option to represent and warrant that the underlying shares are being purchased for investment only and without any present intention to distribute such shares.

Stock Options. Under our 1999 Stock Plan, we may grant ISOs or NQSOs. When granted, each option must be designated as either an ISO or an NQSO. However, regardless of such designation, in the event that the fair market value, calculated in good faith by the Board based on the trading prices of the shares of our common stock on the market on which our common stock trades, of shares underlying ISOs held by an option holder in any calendar year exceeds $100,000, such options shall be treated as NQSOs. When we grant options under the 1999 Stock Plan, prospective option holders are required to enter into a Stock Option Agreement with us that sets out the key terms on which the options are to be granted. The Stock Option Agreements also detail the term of a market stand off period during which we can require the holder to refrain from selling shares during the 180-day period following the effective date of our filing a registration statement under the Securities Act.

     Options are generally non-transferable and are exercisable during the lifetime of the holder. However, notwithstanding the foregoing, the option may be transferred or assigned by the holder of the option:

     . to family members, trusts or other entities for the benefit of the holder of the option;

     . for the benefit of the family members of the holder of the option by will or by the laws of descent and distribution;

     . or by the laws regulating testate or intestate succession applicable to the holder of the option.

Exercise Price. The exercise price of shares to be issued upon exercise of an option is determined by the Board as administrator of the 1999 Stock Plan, subject to the following:

     . In the case of an ISO granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the voting power of all of our classes of stock or that of any of our parents or subsidiaries, then the exercise price shall be no less than 110% of the fair market value of our common stock on the date of grant;

     . In the case of an ISO granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant; or

     . In the case of an NQSO, the per share exercise price will be determined by the Board as administrator.

Exercise of Options. Option holders under the 1999 Stock Plan may exercise their options at any time after their grant in accordance with the terms of exercise set forth by the administrator of the 1999 Stock Plan and in their Stock Option Agreements. The administrator has the sole discretion to accelerate the date on which options may be exercised. In order to exercise options, option holders must deliver to us a completed notice of exercise together with full payment for the shares underlying such options. If a holder of options ceases to be a person eligible to be granted options, his options will be exercisable for three months after such person ceases to be eligible, except where such change in status is as a result of the holders' death or disability, where such period is extended to one year, unless specified in the grant of the option to be some other period. Options must be exercised within ten years of their grant, or, if determined by the Board, an earlier date.

Amendment and Termination. Our Board may at any time amend, alter, suspend or terminate the 1999 Stock Plan. The Board shall be required to obtain stockholder approval of any 1999 Stock Plan amendments to the extent necessary to comply with applicable laws and may seek stockholder approval of any 1999 Stock Plan amendments it deems desirable. No such amendment shall have a retroactive effect on any options previously granted, unless the relevant option holders consent to such amendment. The 1999 Stock Plan shall terminate automatically on the tenth anniversary of the date of its adoption.

Changes in Capital Structure, Mergers, Asset Sales. In the event that we cause a stock split, reverse stock split, stock dividend or any other decrease or increase in the number of issued shares of our common stock without providing consideration to option holders, the number of options to which such holders have rights will be proportionally adjusted for any increase or decrease in the number of issued shares resulting from any such change in capital structure. In the event of our proposed dissolution or liquidation, the Board, as administrator of the 1999 Stock Plan, is obliged to notify option holders of such fact and may, at its discretion, allow such holders to exercise their options up to 15 days prior to such event. Unless exercised, all options will lapse immediately prior to a dissolution or liquidation. In the event of a merger of by us with another corporation, each option may be assumed or an equivalent option may be substituted by such successor corporation, or a parent or subsidiary of such successor, without the consent of the option holder.

Employment Contracts, Termination of Employment and Change-in-Control Agreements

     Effective October 16, 2000, the Company entered into an Employment Agreement with Alec P. Karys pursuant to which Mr. Karys became the Vice President of Engineering for Authoriszor Inc. The term of this agreement is one year, expiring October 15, 2001. The Employment Agreement is terminable immediately for cause by the Company, terminable voluntarily by Mr. Karys upon 45 days written notice, and after the one year term of employment has lapsed, both the Company and Mr. Karys must give six months notice of termination. Mr. Karys is entitled to compensation in the following amount:

  .       a base salary of $150,000;

  . a maximum annual bonus of $37,500, payable quarterly upon certain quarterly objectives, as defined by management, being reached;

  . subject to stockholder approval, stock options to purchase a cumulative total of 100,000 shares of the Company's common stock at an exercise price of $10.75 per share, subject to certain adjustments as provided in the Stock Option Agreements to be executed, that vest 25% per year for a period of four years.

     The options terminate on October 11, 2008. In the event of a sale of the Company during the term of the agreement, all salary payments and bonus payments under the agreement would become immediately due and payable and all options would become immediately exercisable.

     On October 7, 2000, the Company entered into an Employment Agreement with Paul Ayres pursuant to which Mr. Ayres became the Managing Director of Authoriszor Ltd. The term of this agreement is one year, expiring October 6, 2001. The Employment Agreement is terminable immediately for cause by the Company, terminable voluntarily by Mr. Ayres upon 45 days written notice, and after the one year term of employment has lapsed, both the Company and Mr. Ayres must give six months notice of termination. Mr. Ayers is entitled to compensation in the following amount (assuming a currency conversion ration of (Pounds)1.50 British Pounds per $1.00 United States:

  .       a base salary of $277,500;

  . a maximum annual bonus of $210,000, payable monthly, provided that certain revenue targets are achieved; provided, however, that $26,250 shall be payable as a minimum guaranteed bonus for the first three months of employment;

  . In addition, up to an additional $45,000 shall be payable in the event that other agreed upon targets are achieved;

  . stock options to purchase a cumulative total of 200,000 shares of the Company's common stock at an exercise price of $9.75 per share, subject to certain adjustments as provided in the Stock Option Agreements to be executed, that vest 25% per year for a period of four years.

     The options terminate on October 8, 2008. In the event of a sale of the Company during the term of the agreement, all salary payments and bonus payments under the agreement would become immediately due and payable and all options would become immediately exercisable.

     On July 21, 2000, the Company entered into a Consulting Agreement with Edward F. Rogers pursuant to which Mr. Rogers would provide a broad array of financial and other business-related consulting services for the Company. In accordance with the terms of the consulting agreement, Mr. Rogers has agreed to provide a minimum of 10 days per month performing such consulting services for the Company at the rate of $3,000 per day. The daily compensation to the paid to Mr. Rogers is comprised of $2,000 in cash and such number of restricted shares of the Company's common stock equal to $1,000 per consulting day, which shall be calculated weekly for the days worked in such week and will be the last reported sales price of the Company's common stock at the close of business on the last business day of the week in which Mr. Rogers performs consulting services. The shares of restricted stock granted to Mr. Rogers are to be issued upon the expiration of the consulting agreement after a six month term; provided, however, that such shares cannot be sold or exchanged for a period of 12 months following the expiration of the consulting agreement. In addition, Mr. Rogers is entitled to an option to purchase 100,002 shares of Company common stock. The options vest on a monthly pro-rata basis and are exercisable over a three-year period, which begins on the six-month anniversary of the expiration date of the consulting agreement. The options granted to Mr. Rogers have an exercise price of $7.75 per share, which was the closing price of the Company's common stock on Nasdaq on July 20, 2000. The consulting agreement is terminable by either party upon two weeks written notice by either party. In the event of a sale of the Company during the term of the agreement, all restricted stock payments under the agreement would become immediately due and payable and all options would become immediately exercisable. The agreement also contains nondisclosure, non-competition and non-interference provisions. As a result of the stock compensation component of this consulting agreement, there will be an accounting charge to earnings in the quarter ended September 30, 2000 of approximately $258,000.

     On April 1, 2000, the Company entered into a Consulting Agreement with Frederick Sawin pursuant to which Mr. Sawin serves as Vice President of Sales for North America. Pursuant to the terms of the consulting agreement, Mr. Sawin is entitled to receive $1,500 per day in addition to 3% of all North American sales that are revenued during the term of the consulting agreement or that are booked during the term of the consulting agreement and are revenued within 30 days after the expiration of the consulting agreement. The term of the consulting agreement is 26 weeks; however either the Company or Mr. Sawin may terminate this consulting agreement upon 45 days written notice. The Company and Mr. Sawin have agreed to extend the term of the Consulting Agreement for a
period of one month.   In the event that the Company and Mr. Sawin agree to
change the consulting agreement to an employment agreement during the term of the consulting agreement, the exercise price for any stock option that may be granted to Mr. Sawin will be the market price of the Company common stock at the close of business on the business day prior to the commencement date of the consulting agreement.

     On March 15, 2000, the Company entered into an Employment Agreement with Ed Vasko, pursuant to which Mr. Vasko will serve as Director of Technology for the Company's U.S. operations. Mr. Vasko is entitled to a salary of $115,000 and up to an additional $15,000 by way of bonus, based on agreed targets. Additionally Mr. Vasko was granted stock options to purchase 20,000 shares of common stock, which vest over four years at 25% per year. The options granted to Mr. Vasko have an exercise price of $10.00. In the event of a sale of the Company during the term of the agreement, all salary payments and bonus payments under the agreement would become immediately due and payable and all options would become immediately exercisable.

     We entered into an Executive Employment Agreement with Richard A. Langevin, dated as of January 1, 2000, under which he has been appointed the Company's Chief Executive Officer. The term of this agreement is four years, expiring December 31, 2003, and terminable immediately for cause by either Mr. Langevin or the Company. Mr. Langevin is entitled to compensation of:

  .       a base salary of $225,000;

  . a minimum annual bonus of $125,000, payable in pro rata quarterly increments, provided that certain quarterly Management-by-Objectives targets are achieved; and

  . stock options to purchase a cumulative total of 500,000 shares of the Company's common stock at an exercise price of $6.75 per share, subject to certain adjustments as provided in the Stock Option Agreements, in increments of: 200,000 shares exercisable on or after January 1, 2001; 100,000 shares exercisable on or after January 1, 2002; 100,000 shares exercisable on or after January 1, 2003; and 100,000 shares exercisable on or after January 1, 2004.

     The options terminate on December 31, 2009. At Mr. Langevin's request, the Company will file a registration statement on Form S-8 registering the issuance of the shares underlying his options, provided that the Company meets the requirements of Form S-8. In the event of a sale of the Company during the term of the agreement, all salary payments and bonus payments under the agreement would become immediately due and payable and all options would become immediately exercisable. The agreement contains a nondisclosure provision with an unlimited duration and non-competition and non-interference provisions effective for twelve months subsequent to termination of the agreement.

     On July 22, 1999, Mr. Jeffcock entered into an agreement with the Company to provide his services as a member of the Board and as President and Chief Executive Officer. Pursuant to the terms of the agreement, Mr. Jeffcock was paid $5,000 per month for his service as the President and Chief Executive Officer of the Company. Effective December 1, 1999, the monthly amount paid to Mr. Jeffcock increased from $5,000 to $10,000 per month. Mr. Jeffcock resigned his Chairmanship as of December 1, 1999 and resigned as Chief Executive Officer and President effective January 1, 2000. From January 1, 2000 to May 31, 2000, Mr. Jeffcock was paid compensation in the amount of $10,000 per month for his services as a consultant to the Company. Mr. Jeffcock resigned as a Director of the Company effective June 30, 2000. See: "Board of Directors and Committees - Director Compensation."

     On July 22, 1999, the date the Company acquired Authoriszor Ltd., each of James Jackson, David Wray and David Blanchfield entered into service agreements with Authoriszor Ltd., under which they were appointed as follows:

  James L. Jackson............................   Managing Director
  David R. Wray...............................   Technical Director
  David Blanchfield...........................   Research Development Director

The agreements are all for an initial fixed three year term and terminable on 12 months' notice after the expiration of the term by either party. They are each entitled to a salary of approximately $123,750 together with an entitlement to earn up to a further approximately $41,250 by way of bonus, based on agreed targets, during the first year after February 18, 2000, the date the Company completed its $30,000,000 placement in the United Kingdom and Europe of 2,727,273 shares of the Company's common stock at $11.00 per share pursuant to Regulation S promulgated under the Securities Act. In addition, each individual is entitled to receive a contribution of 7 1/2% of basic salary to his personal pension scheme. The agreements also contain provisions dealing with the ownership of intellectual property and a restrictive covenant for a 12 month period after termination of employment.

     Commercial Technology Ltd. ("CTL"), which is controlled by Ian McNeill the Chairman of Authoriszor Ltd. prior to October 2000 and the current Chairman of Authoriszor Holdings Ltd., entered into a consultancy agreement with Authoriszor Ltd. on July 22, 1999, under which:

  . CTL would provide the services of Ian McNeill to manage the financial affairs of Authoriszor Ltd.; and

  . The fee payable under such agreement was approximately $4,950 plus Value Added Tax per month.

     The consultancy agreement was set up for an initial period of 6 months, and after that period was terminable by either party on one month's notice.

     The consultancy fee payable to CTL was increased with effect from December 1, 1999 to approximately $10,310 plus Value Added Tax per month. The CTL consultancy agreement was terminated with effect from June 30, 2000, at which time CTL entered into a consulting agreement with Authoriszor Ltd. with effect from July 1, 2000, on terms similar to those set forth in the preceding paragraphs, with the exception that the fee payable to CTL was increased to $150,000 per annum. The consulting agreement was for an initial fixed term to expire on June 30, 2001, subject to standard termination provisions. Either the Company or CTL may terminate the consulting agreement upon four (4) months written notice of such termination.


Stock Ownership Of Certain Beneficial Owners And Management

     Our only outstanding class of equity securities is its common stock.

     The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of September 27, 2000, by
(i) each of the Company's directors and nominees and Named Executive Officers (as defined in "Executive Compensation" below), (ii) all directors and executive officers as a group, and (iii) each person who is known by the Company to beneficially own more than 5% of the Company's common stock.

                                                           Shares of                  Percentage of Shares
                                                          Common Stock                   Of Common Stock
Person or Group                                      Beneficially Owned (1)           Beneficially Owned (1)
---------------                                      ----------------------           ----------------------
Named Executive Officers and Directors:
James L. Jackson (2)++                               1,321,798                        7.6%
David R. Wray (2) ++                                 1,307,733                        7.5%
Raymond G. H. Seitz (3) ++                           200,000                          1.1%
Sir Malcolm L. Rifkind (4) ++                        200,000                          1.1%
Richard A. Langevin(5) +                             0                                *
David J. Blanchfield (2) ++                          1,307,733                        7.5%
Barry Jones (6)++                                    101,589                          *
Godfrey Shingles(7)++                                100,000                          *
Don Box(11)+++                                       166,500                          *

Directors and Executive Officers as a Group (12      5,393,743                        31.0%
 persons) (8)

Beneficial Owners of 5% or More of The Company's
 Outstanding Common Stock
Roy Williams(9)                                      1,959,842                        11.3%
  Birkett House
  27 Albermarle Street
  London W1X 4LQ
  England
Robert P. Jeffcock(10)                               1,125,812                        6.5%
  Apt B42 Roc Fleuri
  1 Rue du Tenao
  MC 98000
  Monaco

___________

+ The address for this executive officer and directors is One Van de Graaff Drive, Suite 502, Burlington, Massachusetts 01803-5188.

++ The address for these executive officers and directors is Windsor Hall, Cornwall Road, Harrogate, North Yorkshire HG12PW England.

+++ The address for this director is 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211.

*    Less than one percent (1%)

     (1) Based upon 17,414,081 shares of common stock outstanding as of September 27, 2000 and calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, includes shares owned by a spouse, minor children or by relatives sharing the same home, entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire such shares within 60 days of September 27, 2000 by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the named person.

     (2) Includes shares of the Company's common stock issued to these individuals pursuant to the acquisition of ITIS Technologies Ltd., now named Authoriszor Ltd.

     (3) Represents a stock option to acquire 200,000 shares of the Company's common stock at an exercise price of $3.00 per share which is currently exercisable until October 30, 2002.

     (4) Represents a stock option to acquire 200,000 shares of the Company's common stock at an exercise price of $1.00 per share which is currently exercisable until September 30, 2002.

     (5) Mr. Langevin has been granted options to acquire 500,000 shares of the Company's common stock at an exercise price of $6.75 per share, which options expire December 31, 2009. However, such options vest at January 1, 2001, January 1, 2002, January 1, 2003 and January 1, 2004 and thus Mr. Langevin will not have the right to acquire such shares within 60 days of this filing unless a change of control event occurs. In the event there is a change of control of Authoriszor Inc., all of Mr. Langevin's options become immediately exercisable.

     (6) Mr. Jones has been granted an option to purchase 131,214 shares of common stock at an exercise price of $2.00 per share which vests up to 25% per year annually beginning October 1, 2000. In the event there is a change in control of Authoriszor Inc., all options granted to Mr. Jones become immediately exercisable.

     (7) Pursuant to the agreement between the Company and Mr. Shingles relating to his appointment to the Board of Directors, the Company has granted Mr. Shingles a stock option pursuant to the Plan to acquire 100,000 shares of Company common stock at an exercise price equal to the closing price of the Company's common stock on Nasdaq on the effective date of such appointment, October 18, 2000. The stock option shall become immediately exercisable for a three (3) year term at the time Mr. Shingles is elected to the Board of Directors at the Company's Annual Meeting, and the Plan is approved by the stockholders of the Company. See "Director Compensation."

     (8) Includes the shares of common stock acquirable upon exercise of the stock options discussed in notes 3, 4 and 7 and 32,803 shares of common stock acquirable upon exercise of stock options granted to Mr. Jones that are exercisable beginning in October 2000. Does not include options granted to Mr. Langevin that are discussed in note 5 or options to acquire 300,000 share at an exercise price of $10.00 per share that has been granted to other executive officers of the Company that are not exercisable within sixty (60) days of the Record Date.

     (9) Includes 655,334 shares of the Company's common stock held by Zalcany Limited, a company organized under the laws of the UK of which Roy Williams owns 50% of the issued share capital and is one of two directors; 290,000 shares of the Company's common stock held by Mustardseed Estates Ltd., a company organized under the laws of the UK of which Roy Williams retains 99.9% voting control; and 67,500 shares of the Company's common stock held by the Cardinal Williams Pension Fund, a UK pension fund of which Roy Williams is one of two trustees and the sole beneficiary. Includes 484,008 shares held by an Isle of Man trust in which Roy Williams is included in a class of potential beneficiaries. Mr. Williams disclaims beneficial ownership of the shares owned by this trust.

     (10) Includes 675,812 shares held by Caithness Limited, a company organized under the laws of the Isle of Man. Mr. Jeffcock is included in a class of potential beneficiaries in an Isle of Man trust that owns Caithness Limited. Mr. Jeffcock disclaims beneficial ownership of the shares owned by Caithness Limited

     (11) Includes (i) 66,500 shares of common stock of the Company beneficially owned by Mr. Box and (ii) a stock option to acquire 100,000 shares of the Company's common stock at an exercise price of $7.75 per share which is currently exercisable until November 9, 2003.

This prospectus is hereby amended to add the following section entitled "Recent Developments".

Recent Developments

The information that follows is contained in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2000, filed with the SEC on November 14, 2000.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              ___________________

                                  FORM 10-QSB

                   QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               __________________

                      For Quarter Ended September 30, 2000
                          Commission File No. 33-28562

                                AUTHORISZOR INC.
               (Exact name of registrant as specified in charter)

        Delaware                               75-2661571
-----------------------------------------------------------------------------
(State or other jurisdiction        (IRS Employer Identification No.)
   of incorporation)

One Van de Graaff Drive, Suite 502
Burlington, Massachusetts                       01803-5188
-----------------------------------------------------------------------------
(Address of principal                            (Postal Code)
executive offices)

      Registrant's telephone number, including area code:  (781) 359-9650
                                                           --------------

-----------------------------------------------------------------------------
(Former Name, Former Address and Former Fiscal Year, if Changed Since Last
Report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               YES    X        NO
                                   -------

As of September 30, 2000, there were 17,414,081 shares of the common stock, $0.01 par value, of the registrant issued and outstanding.

Transitional Small Business Disclosure Format (check one)

YES  __________  NO      X
                     ------------

                                AUTHORISZOR INC.

                               September 30, 2000

                                     INDEX

PART I.              FINANCIAL INFORMATION                                                   Page No.
                                                                                             --------
        Item 1.      Financial Statements

                     Consolidated Balance Sheets as of September 30, 2000 (unaudited)
                     and June 30, 2000.......................................................  F-1

                     Consolidated Statements of Operations for the three months ended September 30, 2000 and 1999 (unaudited) and for the period
                     January 15, 1997 (date of inception) to September 30, 2000 (unaudited)..  F-2

                     Consolidated Statements of Cash Flows for the three months ended
                     September 30, 2000 and 1999 (unaudited) and for the period January 15,
                     1997 (date of inception) to September 30, 2000 (unaudited)..............  F-3

                     Notes to Consolidated Financial Statements (unaudited)..................  F-4

     Item 2.         Management's Discussion and Analysis or Plan of Operation...............    1

PART II.             OTHER INFORMATION.......................................................    3

     Item 1.         Legal Proceedings.......................................................    4

     Item 2.         Changes in Securities...................................................    4

     Item 3.         Defaults Upon Senior Securities.........................................    4

     Item 4.         Submission of Matters to a Vote of Security Holders.....................    4

     Item 5.         Other Information.......................................................    4

     Item 6.         Exhibits and Reports on Form 8-K........................................    7

SIGNATURES...................................................................................    9

CONSOLIDATED BALANCE SHEETS

                                                                             September 30, 2000    June 30, 2000
                                                                                 (unaudited)
                                                                                      $                  $
ASSETS

Cash                                                                                 22,566,815        27,095,762
Receivables
  VAT recoverable and trade                                                               1,238            70,847
  Accrued Interest                                                                        9,817           246,832
  Other                                                                                       -           159,457
Prepaid expenses                                                                        126,421            76,568
                                                                           --------------------------------------
Total current assets                                                                 22,704,291        27,649,466

Investment in securities, available-for-sale                                          2,505,216         1,992,769
Computer and office equipment, net of accumulated depreciation                        1,036,316           681,094
Restricted bank deposits                                                                408,000           408,000
Note receivable from WRDC                                                               328,079           336,086
Investment in WRDC at net cost, adjusted for equity in
  earnings or losses                                                                    485,812           506,880
Intangible and other assets                                                             206,404            70,643
                                                                           --------------------------------------
                                                                                      4,969,827         3,995,472
                                                                           --------------------------------------
                                                                                     27,674,118        31,644,938
                                                                           ======================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and other liabilities                                                  520,845         1,194,021
Current maturities of capital lease obligations                                         103,990            58,990
                                                                           --------------------------------------
Total current liabilities                                                               624,835         1,253,011

Long term capital leases obligations, less current maturities                           302,092           133,442

Stockholders' equity
Preferred stock, par value $.01 per share; authorized: 2,000,000 shares; issued:  none
Common stock, $.01 par value per share; authorized: 30,000,000 shares; issued and outstanding: 17,414,081 shares at
   September 30 and June 30, 2000                                                       174,141           174,141
Additional paid-in capital                                                           34,205,156        33,948,976
Accumulated other comprehensive income                                                1,949,578         1,620,583
Accumulated deficit during the development stage                                     (9,581,684)       (5,485,215)
                                                                           --------------------------------------
                                                                                     26,747,191        30,258,485
                                                                           --------------------------------------
                                                                                     27,674,118        31,644,938
                                                                           ======================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

                                                          For the three months ended                January 15, 1997
                                                                                                    of inception) to
                                                    September 30,          September 30,              September 30,
                                                        2000                   1999                       2000
Net sales                                             $      8,239           $            -                 166,426
Cost of sales                                                1,678                        -                  18,353
                                          -------------------------------------------------------------------------
Gross profit                                                 6,561                        -                 148,073

Operating expenses
Professional fees                                        1,065,830                   35,994               2,881,234
Marketing and advertising                                  300,534                   28,509               1,180,899
Administrative                                           2,110,032                  356,067               5,339,212
Stock-based compensation                                         -                        -               1,773,500
                                          -------------------------------------------------------------------------
Total operating expenses                                 3,476,396                  420,570              11,174,845
                                          -------------------------------------------------------------------------
Operating loss                                          (3,469,835)                (420,570)            (11,026,772)

Other income (expense)
Interest income                                            383,885                      230                 995,184
Loss on sale of subsidiary                                       -                        -                (291,448)
Gain on sale of investments                                      -                  199,279               1,892,003
Currency transaction losses                             (1,022,229)                       -              (1,117,186)
Equity in earnings (loss) of WRDC                           11,710                        -                 (33,465)
                                          -------------------------------------------------------------------------
Total other income, net                                   (626,634)                 199,509               1,445,088
                                          -------------------------------------------------------------------------
Net loss                                                (4,096,469)                (221,061)             (9,581,684)
                                          =========================================================================

Weighted average shares outstanding
Basic and Diluted                                       17,414,081               13,765,808
                                          =================================================

Loss per common share
Basic and Diluted                                     $      (0.24)          $        (0.02)
                                          =================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)


                                                                              For the 3 months        January 15, 1997
                                                                             ended September 30,     (date of inception)
                                                                                                      to September 30,
                                                                                 2000         1999                 2000
                                                                                    $            $                    $
Cash flows used in operating activities
  Net loss during the period                                               (4,096,469)    (221,061)          (9,581,684)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Issuance of stock and stock options in exchange for services             258,338            -            1,040,287
     Non-cash compensation expense                                                  -            -            1,773,500
     Equity in (earnings) loss in WRDC                                        (11,710)           -               33,465
     Loss on foreign exchange transactions                                          -            -               94,957
     Loss on sale of subsidiary                                                     -            -              291,448
     Gain on sale of investments                                                          (199,279)          (1,892,003)
     Depreciation and amortization                                             86,963            -              198,550
     Changes in operating assets and liabilities
       Receivables and other assets                                           263,323      (69,848)            (284,755)
       Accounts payable and accrued liabilities                              (611,770)      86,817              612,130
                                                                        -----------------------------------------------
Net cash used in operating activities                                      (4,111,325)    (403,371)          (7,714,105)

Cash flows (used in) provided by investing activities
  Proceeds from sale of subsidiary                                                  -            -              809,750
  Acquisition of equipment                                                   (219,389)    (108,850)            (805,018)
  Sale of investments                                                               -    1,360,579            4,415,909
  Exercise of warrants                                                              -            -             (977,608)
  Investment in WRDC                                                                -            -             (604,800)
  Advances to WRDC                                                                  -            -             (356,000)
  Purchase of intangible assets                                               (31,312)     (30,000)            (110,147)
  Purchase of restricted bank deposits                                              -                          (408,000)
                                                                        -----------------------------------------------
Net cash flows (used in) provided by investing activities                    (250,701)   1,221,729            1,964,086

Cash flows provided by financing activities
  Payments on capital leases                                                  (14,130)           -              (14,130)
  Proceeds from the issuance of stock                                               -        2,828          (28,332,847)
  Recapitalization                                                                  -          711                  711
                                                                        -----------------------------------------------
Net cash flows provided by (used in) financing activities                     (14,130)       3,539           28,319,428

Effect of exchange rate changes on cash                                      (152,791)       1,845               (2,594)
                                                                        -----------------------------------------------
Net (decrease) increase in cash and cash equivalents                       (4,528,947)     823,742           22,566,815
Cash and cash equivalents at beginning of period                           27,095,762          698                    -
Cash and cash equivalents at end of period                                 22,566,815      824,440           22,566,815
                                                                        ===============================================
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest                                                                        -            -                    -
    Income taxes                                                                    -            -                    -

The accompanying notes are an integral part of these statements.

NOTE A - BASIS OF PREPARATION

The consolidated financial statements of Authoriszor Inc. and subsidiaries (the "Company") contained herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position as of September 30, 2000 and the consolidated results of operations and cash flows for the three months then ended have been made. All such adjustments, in the opinion of management, are of a normal recurring nature. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the interim reporting rules of the Securities and Exchange Commission. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes as of June 30, 2000, included in the Company's Form 10-KSB.

NOTE B - CURRENCY TRANSACTION LOSSES

The Company incurred currency transaction losses of approximately $1,022,000 during the three months ended September 30, 2000. The losses are a result of the Company entering into foreign currency option transactions and related bank deposits denominated in pound sterling.

NOTE C - 2000 OMNIBUS STOCK AND INCENTIVE PLAN

In July 2000, the Authoriszor Inc. 2000 Omnibus Stock and Incentive Plan (the "2000 Plan") was adopted by the Company's Board of Directors and approved by the stockholders of the Company at the Company's 2000 Annual Meeting of Stockholder's on November 10, 2000. Pursuant to the Plan, the Company may grant Incentive Stock Options to any employee or officer of the Company or of any subsidiary of the Company, and may grant Non-qualified Stock Options to any person eligible to receive Incentive Stock Options, and also to directors, consultants or advisors of the Company or its subsidiaries. The maximum number of shares that may be subject to options and issued under the Plan is 1,700,000 shares of common stock.

NOTE D - COMPREHENSIVE INCOME (LOSS)

                                                          Accumulated         Unrealized gain    Foreign currency   Comprehensive
                                                            deficit                 on              translation         loss
                                                                             available-for-sale      adjustment
                                                                                 securities
Balance at June 30, 2000                                  $(5,485,215)           $1,425,069         $ 195,514
   Foreign currency translation adjustment                          -                     -          (183,452)      $  (183,452)
   Unrealized gain on available-for-sale securities                 -               512,447                 -           512,447
   Net loss during the period                              (4,096,469)                    -                 -       $(4,096,469)
                                                          ---------------------------------------------------------------------
Balance at September 30, 2000 (unaudited)                  (9,581,684)            1,937,516            12,062       $(3,767,474)
                                                                                                                     ===========
                                                          Accumulated         Foreign currency    Comprehensive
                                                            deficit             translation           loss
                                                                                 adjustment

Balance at June 30, 1999                                  $   (78,735)           $   (2,846)                -
   Foreign currency translation adjustment                          -                  (101)             (101)
   Net loss during the period                                (221,061)                    -          (221,061)
                                                          ---------------------------------------------------
Balance at September 30, 1999 (unaudited)                    (299,796)                    -          (221,162)
                                                                                                 ============

Item 2.  Management's Discussion and Analysis or Plan of Operation

     The following description of "Management's Discussion and Analysis or Plan of Operation" constitutes forward-looking statements for purposes of the Securities Act of 1933, as amended (the "Securities Act" ), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "estimate," anticipate," "predict," "believes," "plan," "seek," "objective" and similar expressions are intended to identify forward-looking statements. Important factors that could cause the actual results, performance or achievement of the Company to differ materially from the Company's expectations include the following:

 .    one or more of the assumptions or other cautionary factors discussed in connection with particular forward-looking statements or elsewhere in this Form 10-QSB prove not to be accurate;

 .    the Company is unsuccessful in securing sales through its anticipated sales and marketing efforts;

 .    errors in cost estimates and cost overruns;

 .    the Company's inability to obtain financing for general operations including the marketing of the Company's products;

 .    non-acceptance of one or more products of the Company in the market-place for whatever reason;

 .    the Company's inability to supply any product to meet market demand;

 .    generally unfavorable economic conditions that would adversely effect purchasing decisions by distributors, resellers or end-users;

 .    development of a similar competing product at a similar price point;

 .    the inability to successfully integrate one or more acquisitions, joint ventures or new subsidiaries with the Company's operations (including the inability to successfully integrate businesses that may be diverse as to type, geographic area, or customer base and the diversion of management's attention among several acquired businesses) without substantial costs, delays, or other problems;

 .    if the Company experiences labor and/or employment problems such as the loss of key personnel, inability to hire and/or retain competent personnel, etc.;

 .    if the Company experiences unanticipated problems and/or force majeure events (including but not limited to accidents, fires, acts of God etc.), or is adversely affected by problems of its suppliers, shippers, customers or others;

 .    a slowing of the growth of the acceptance and use of the Internet as a source of information and a vehicle for commerce and business;

 .    if the Company encounters difficulties in expanding and conducting business in foreign markets;

 .    if the Company experiences additional currency translation losses due to the continued decline of the pound sterling versus the U.S. dollar;

 .    if larger and more established competitors successfully employ their greater financial, marketing and sales resources, name recognition, customer contacts and/or relationships with business and technology partners to gain significant advantages over the Company; and/or

 .    those factors identified in the Company's Annual Report on Form 10-KSB, dated September 28, 2000, including without limitation, those factors identified as risk factors in the Company's Prospectus, dated May 19, 2000, as supplemented, and other factors that affect the business generally.

     All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by such factors. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     Results of Operations

      The following is a discussion of the results of operations for the three months ended September 30, 2000 compared with the three months ended September 30, 1999.

      The operating loss increased to $3,469,835 for the three months ended September 30, 2000 compared to $420,570 for the respective period in 1999. This increase was attributable primarily to the costs incurred in setting up and expanding the Company's development centers, opening additional sales offices, expanding the management team, recruiting and hiring employees, expenses associated with research and development, acquiring capital equipment and infrastructure costs and legal and professional fees and costs in connection with being a public company. In addition, the Company recognized an accounting charge to earnings in the amount of $258,000, as a result of certain stock compensation payable to Edward F. Rogers, a consultant to the Company.

      The Company had sales of $8,239 in the three months ended September 30, 2000 compared to zero for the three months ended September 30, 1999.

      In the three months ended September 30, 2000, the Company recognized currency transaction losses of approximately $1,022,000. The losses are a result of the Company entering into foreign currency option transactions and related bank deposits denominated in pound sterling.

     For the period prior to September 1999, the activities of the Company were very limited. Aggregate revenues and expenses from inception through September 30, 1999, were $37,001 and $536,306, respectively.

Financing Management's Plan of Operation

     The Company's executive offices are currently located in Burlington, Massachusetts. In May 2000, the Company entered into a commercial real estate lease in order to move the Company's U.S. headquarters from the home office of the Chief Executive Officer in Natick, Massachusetts to a permanent location in Burlington, Massachusetts. The lease commenced on May 1, 2000 and includes 11,950 square feet of office space. The Company commenced occupation of this space during the week of May 22, 2000. As a result, the Company will incur a rental obligation of approximately $376,000 per annum over the term of the five year lease. The Company's operations headquarters are currently located on the first floor of a leased facility in Harrogate, England consisting of approximately 3,132 square feet of office space. The rent and service charge for this facility is approximately $72,000 per year. The Company maintains additional UK offices in a 400 square foot leased facility in Birmingham, England and a 3,174 square foot leased facility in Bradford, England. The rent for these office spaces is approximately $48,000 in the aggregate per year. In the opinion of the management of the Company, the U.S. property in Burlington, Massachusetts and the UK properties in North Yorkshire, Birmingham and Bradford are adequately covered by insurance.

     During the three months ended September 30, 2000, the Company has recruited field staff in six major cities of the U.S. to provide local sales and technical support to the marketplace and customer base. As the operations are initially small, the Company has either established home office locations, as in, for example, Providence, Washington, St. Louis and Phoenix, or has attempted to locate and rent such other shared office space as was deemed appropriate for the other field offices in Los Angeles, Burlington and Chicago.

     The Company's commitments for salaries will be significantly higher subsequent to September 30, 2000. The Company has increased its U.S. staff significantly. As of September 30, 2000 there were 61 people employed by the Company on a full-time basis. Of these, 14 employees were primarily involved in research and development, and 19 employees were involved in sales and marketing, 7 in general administration and support and 20 engaged in professional services, in addition to the Company's Chief Executive Officer, President and Interim Chief Financial Officer, Richard A. Langevin. In October 2000, the Company hired Paul Ayres as Managing Director of Authoriszor Ltd. and Alec Karys as Vice President - Engineering for the Company. See Part II. Item 5. Other

Information. The Company also employs consultants from time to time, including Fred Sawin and Edward F. Rogers. See Part II. Item 5. Other Information.

     The Company's future success will depend, in part, on its ability to attract, retain and motivate highly qualified technical and management personnel. The Company intends to increase its sales and distribution, technical services and administrative staff in the UK and to increase the sales and distribution and administrative infrastructures in the U.S. In addition the Company is actively seeking a Chief Financial Officer. As a result, the Company expects to incur significant expenses related to recruiting such personnel. In addition, the Company is focusing its recruiting on securing planned sales and marketing personnel to sustain its business plan. Staffing of these highly competitive, functional areas is becoming increasingly more difficult due to a limited labor pool.

     The Company believes its future success will depend in large part on its ability to enhance and leverage its technologies. The Company intends to continue to develop new and innovative solutions to respond to the needs of its customers. The Company intends to offer products that are compatible with new and emerging operations platforms such as UNIX and to seamlessly integrate its product without the need for re-registration in the case clients require major upgrades.

     The Company aims to maintain its security software technology leadership position by continuing to enhance and broaden the Company's product offerings. Through constant monitoring of the industry, the Company plans to identify new security features and trends in the marketplace that are required to maintain its competitive edge. The research and development team has currently identified several competitive enhancements that are being considered for development, such as:

     .  native code conversion to further improve system performance;
     .  implementation of secure file transfer;
     .  expanded user selectable encryption;
     . active lightweight directory access protocol support; and . the development of extended application programming interfaces.

     For the three months ended September 30, 2000, the Company incurred approximately $350,000 in research and development. The Company expects that it will continue to commit significant resources to its research and development team in the future, including over the course of the next 12 months.

     As of the quarter ended September 30, 2000, 14 full-time employees were engaged in research and development for the Company. In addition, most of the Company's technical staff and management team contribute to design and development activities.

     Management considers that the cash resources of the Company are adequate for its working capital requirements for approximately the next twelve months.

Item 3.  Quantitative and Qualitative Disclosure of Market Risk

     The Company has market risk exposure with respect to the fluctuation in the value of its investment in the common stock of Minmet Plc. These securities have been classified as available-for-sale which requires that they be carried at the market price. At September 30, 2000, these securities have a value of approximately $2,500,000. Fluctuations in value could result both from the price of the equity securities in general as well as changes in the market's perception of the value of the shares of Minmet Plc. The Company has not deemed it prudent to enter into transactions such as various types of hedges to minimize risk. A 10% change in the market price of Minmet shares would cause a $250,000 change in stockholder's equity.

     The Company also has risk related to currency exchange rate fluctuations. A portion of its cash flows are expected to be received in non-U.S. currencies.
In addition, as of September 30, 2000, the Company had deposited cash in pound
sterling denominated accounts in the amount of $16,200,000.   A ten (10%)
percent fluctuation in currency rates would have a $1,620,000 effect on annual
net income or loss and the stockholders' equity of the Company.   Also, as of
September 30, 2000, there are loans outstanding from the Company to its UK subsidiaries of approximately $788,000. Based on this loan amount, a 10% fluctuation in currency rates would have a $78,800 effect on annual net income or loss. Although the Company may choose to do so in the future, to date, the Company has not engaged in foreign exchange hedging.

PART II.  OTHER INFORMATION

Item 1.   Legal Proceedings.

     None

Item 2.   Changes in Securities.

     (a)  None

     (b)  None

     (c)  None

Item 3.   Default Upon Senior Securities.

     None

Item 4.   Submission of Matters to a Vote of Security Holders.

     None

Item 5.   Other Information.

     The following significant events have occurred during the quarter ended September 30, 2000 or subsequent thereto:

     1. On October 18, 2000, Godfrey S. Shingles was appointed to the Company's Board of Directors to serve as a Director. For his service to the Board of Directors, Mr. Shingles is entitled to a retainer fee of $48,000 per year, payable monthly in arrears. In addition, pursuant to a letter agreement, Mr. Shingles is to be appointed to the Board of Directors for a three (3) year term, provided, however, that Mr. Shingles appointment to the Board of Directors is terminable by the Company or Mr. Shingles upon three months written notice by either party, as the case may be. In addition, the Company may terminate Mr. Shingles' directorship immediately under certain circumstances.

          Pursuant to the letter agreement between the Company and Mr. Shingles relating to his appointment to the Board of Directors, the Company granted Mr. Shingles a stock option pursuant to the Authoriszor Inc. 2000 Omnibus Stock and Incentive Plan (the "2000 Stock Plan") to acquire 100,000 shares of Company common stock at an exercise price equal to $9.875. The stock option is immediately exercisable for a three (3) year term.

     2. Effective October 16, 2000, the Company entered into an Employment Agreement with Alec P. Karys pursuant to which Mr. Karys became the Vice President of Engineering for Authoriszor Inc. The term of this agreement is one year, expiring October 15, 2001. The Employment Agreement is terminable immediately for cause by the Company, terminable voluntarily by Mr. Karys upon 45 days written notice, and after the one year term of employment has lapsed, both the Company and Mr. Karys must give six months notice of termination. Mr. Karys is entitled to compensation in the following amount:

          $  a base salary of $150,000;
          $  a maximum annual bonus of $37,500, payable quarterly upon certain quarterly objectives, as defined by management, being reached;
          $  stock options to purchase a cumulative total of 100,000 shares of the Company's common stock at an exercise price of $10.75 per share, subject to certain adjustments as provided in the Stock Option Agreements to be executed, that vest 25% per year for a period of four years.

          The options terminate on October 11, 2008. In the event of a sale of the Company during the term of the agreement, all salary payments and bonus payments under the agreement would become immediately due and payable and all options would become immediately exercisable.

     3. On October 7, 2000, the Company entered into an Employment Agreement with Paul Ayres pursuant to which Mr. Ayres became the Managing Director of Authoriszor Ltd. The term of this agreement is one year, expiring October 6, 2001. The Employment Agreement is terminable immediately for cause by the Company, terminable voluntarily by Mr. Ayres upon 45 days written notice, and after the one year term of employment has lapsed, both the Company and Mr. Ayres must give six months notice of termination. Mr. Ayers is entitled to compensation in the following amount (assuming a currency conversion ration of (Pounds)1.50 British Pounds per $1.00 United States):

          $  a base salary of $277,500;
          $ a maximum annual bonus of $210,000, payable monthly, provided that certain revenue targets are achieved; provided, however, that $26,250 shall be payable as a minimum guaranteed bonus for the first three months of employment;
          $ In addition, up to an additional $45,000 shall be payable in the event that other agreed upon targets are achieved;
          $ stock options to purchase a cumulative total of 200,000 shares of the Company's common stock at an exercise price of $9.75 per share, subject to certain adjustments as provided in the Stock Option Agreements to be executed, that vest 25% per year for a period of four years.

          The options terminate on October 8, 2008. In the event of a sale of the Company during the term of the agreement, all salary payments and bonus payments under the agreement would become immediately due and payable and all options would become immediately exercisable.

     4. On July 21, 2000, the Company entered into a Consulting Agreement with Edward F. Rogers pursuant to which Mr. Rogers would provide a broad array of financial and other business-related consulting services for the Company. In accordance with the terms of the consulting agreement, Mr. Rogers has agreed to provide a minimum of 10 days per month performing such consulting services for the Company at the rate of $3,000 per day. The daily compensation to the paid to Mr. Rogers is comprised of $2,000 in cash and such number of restricted shares of the Company's common stock equal to $1,000 per consulting day, which shall be calculated weekly for the days worked in such week and will be the last reported sales price of the Company's common stock at the close of business on the last business day of the week in which Mr. Rogers performs consulting services. The shares of restricted stock granted to Mr. Rogers are to be issued upon the expiration of the consulting agreement after a six month term; provided, however, that such shares cannot be sold or exchanged for a period of 12 months following the expiration of the consulting agreement. In addition, Mr. Rogers is entitled to an option to purchase 100,002 shares of Company common stock. The options vest on a monthly pro-rata basis and are exercisable over a three-year period, which begins on the six-month anniversary of the expiration date of the consulting agreement. The options granted to Mr. Rogers have an exercise price of $7.75 per share, which was the closing price of the Company's common stock on Nasdaq on July 20, 2000. The consulting agreement is terminable by either party upon two weeks written notice by either party. In the event of a sale of the Company during the term of the agreement, all restricted stock payments under the agreement would become immediately due and payable and all options would become immediately exercisable. The agreement also contains nondisclosure, non-competition and non-interference provisions. As a result of the stock compensation component of this consulting agreement, there will be an accounting charge to earnings in the quarter ended September 30, 2000 of approximately $258,000.

     5. On April 1, 2000, the Company entered into a Consulting Agreement with Frederick Sawin pursuant to which Mr. Sawin serves as Vice President of Sales for North America. Pursuant to the terms of the consulting agreement, Mr. Sawin is entitled to receive $1,500 per day in addition to 3% of all North American sales that are revenued during the term of the consulting agreement or that are booked during the term of the consulting agreement and are revenued within 30 days after the expiration of the consulting agreement. The term of the consulting agreement is 26 weeks; however either the Company or Mr. Sawin may terminate this consulting agreement upon 45 days written notice. The Company and Mr. Sawin have agreed to extend the term of the Consulting
          Agreement for a period of one month until November 20, 2000.   In the
          event that the Company and Mr. Sawin agree to change the consulting agreement to an employment agreement during the term of the consulting agreement, the exercise price for any stock option that may be granted to Mr. Sawin will be the market price of the Company common stock at the close of business on the business day prior to the commencement date of the consulting agreement.

     6. Commercial Technology Ltd. ("CTL"), which is controlled by Ian McNeill the Chairman of Authoriszor Ltd. prior to October 2000 and the current Chairman of Authoriszor Holdings Ltd., entered into a consultancy agreement with Authoriszor Ltd. on July 22, 1999, under which:

          $ CTL would provide the services of Ian McNeill to manage the financial affairs of Authoriszor Ltd.; and

          . The fee payable under such agreement was approximately $4,950 plus Value Added Tax per month.

          The consultancy agreement was set up for an initial period of 6 months, and after that period was terminable by either party on one month's notice.

          The CTL consultancy agreement was terminated with effect from June 30, 2000, at which time CTL entered into a consulting agreement with Authoriszor Ltd. with effect from July 1, 2000, on terms similar to those set forth in the preceding paragraphs, with the exception that the fee payable to CTL was increased to $150,000 per annum. The consulting agreement was for an initial fixed term to expire on June 30, 2001, subject to standard termination provisions. Either the Company or CTL may terminate the consulting agreement upon four (4) months written notice of such termination.

     7. In October 2000, Ian McNeill resigned his position as Chairman of Authoriszor Ltd. Mr. McNeill serves as Chairman of Authoriszor Holdings Ltd. In addition, James L. Jackson resigned his position as Managing Director of Authoriszor Ltd. and replaced Mr. McNeill as Chairman of Authoriszor Ltd. and Paul Ayres became the Managing Director of Authoriszor Ltd.

     8. The 2000 Stock Plan, effective as of July 26, 2000, was ratified by the Board of Directors of the Company on September 18, 2000 and approved by the stockholders of the Company at the Company's 2000 Annual Meeting of Stockholders on November 10, 2000. The 2000 Plan authorizes the issuance of options to purchase up to 1,700,000 shares of common stock of the Company to directors, certain consultants and eligible employees of the Company and its subsidiaries. It is contemplated that the 2000 Plan will be registered under the Securities Act on Form S-8. The following table describes options to purchase shares of Common Stock that the Company has granted or agreed to grant under the 2000 Plan in the fiscal quarter ending September 30, 2000 and thereafter:

2000 Omnibus Stock and Incentive Plan

                                                                                              Number of Shares
Name and Position                                              Exercise Price                 Underlying Options
-----------------                                              --------------                 -----------------
Edward F. Rogers                                                       $ 7.75                            100,002
Consultant

Alec P. Karys                                                          $10.75                            100,000
Vice President - Engineering

Godfrey S. Shingles                                                    $9.875                            100,000
Director

Edward Vasko                                                           $10.00                            100,000
Director of Technology - U.S. Operations

Paul Ayres                                                             $ 9.75                            200,000
Managing Director - Authoriszor Ltd.

Donald D. Box                                                          $ 7.75                            100,000
Director


     9. On October 19, 2000, the Company filed a Registration Statement on Form S-8 covering the issuance of 1,000,000 shares of Common Stock underlying options held by certain employees, officers and directors of the Company issued pursuant to the 1999 Stock Option Plan.

     10. For his services provided to the Board of Directors of the Company, Donald D. Box was granted an option to acquire 100,000 shares of Company common stock at a meeting of the Board of Directors on November 10, 2000 (the "November Meeting") pursuant to a stock option agreement to be entered into by and between the Company and Mr. Box in accordance with 2000 Plan. The options granted to Mr. Box are immediately exercisable for a three year term, whereupon the options granted to Mr. Box shall terminate. At the November Meeting, the Board of Directors of the Company approved the payment of a director fee to Mr. Box in the amount of $4,000 per month, commencing as of July 1, 2000.

          In addition, at the November Meeting the Board of Directors of the Company increased the retainer payable to Mr. Seitz to $6,000 per month, commencing July 1, 2000.

Item 6.   Exhibits and Reports on Form 8-K.

                                    EXHIBITS

The following exhibits are furnished in accordance with Item 601 of Regulation S-B.

+10.1* Letter Agreement, dated as of September 30, 2000, and executed as of October 31, 2000, by and between the Company and Godfrey S. Shingles.
+10.2* Letter of Employment, dated October 16, 2000, by and between the Company and Alec P. Karys.
+10.3* Letter of Employment, dated October 4, 2000, by and between the Company and Paul Ayres.
10.4* Consulting Agreement, dated July 21, 2000, by and between the Company and Edward F. Rogers.
+10.5++   Authoriszor Inc. 2000 Omnibus Stock and Incentive Plan.
+10.6+++ Letter of Employment, dated May 1, 2000, by and between the Company and Fred Sawin
27*       Financial Data Schedule (Exhibit 27)
_________________

*    Filed herewith
+    Compensation plan, benefit plan or employment contract or arrangement
++ Incorporated by reference to Appendix A contained in the Company's definitive Proxy Statement pertaining to the 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 10, 2000 pursuant to Regulation 14A.
+++ Incorporated by reference to Exhibit 10.39 contained in the Company's Registration Statement on Form S-1, as supplemented, filed with the Commission on May 18, 2000.

                              Reports on Form 8-K

1. The Company filed no Current Reports on Form 8-K with the Securities and Exchange Commission for the period ended September 30, 2000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Amended Quarterly Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    AUTHORISZOR INC.
                                    (Registrant)



Date:  November 14, 2000            By:   /s/Richard A. Langevin
                                         -----------------------
                                         Richard A. Langevin, President,
                                         Chief Executive Officer and
                                         Interim Chief Financial Officer
                                         (Principal Executive Officer and
                                         Principal Financial and Accounting
                                         Officer)

                               INDEX TO EXHIBITS


Exhibit   Description of Exhibit
-------   ----------------------

+10.1* Letter Agreement, dated as of September 30, 2000, and executed as of October 31, 2000, by and between the Company and Godfrey S. Shingles.
+10.2* Letter of Employment, dated October 16, 2000, by and between the Company and Alec P. Karys.
+10.3* Letter of Employment, dated October 4, 2000, by and between the Company and Paul Ayres.
10.4* Consulting Agreement, dated July 21, 2000, by and between the Company and Edward F. Rogers.
+10.5++   Authoriszor Inc. 2000 Omnibus Stock and Incentive Plan.
+10.6+++ Letter of Employment, dated May 1, 2000, by and between the Company and Fred Sawin.
27*       Financial Data Schedule (Exhibit 27)
_________________
*    Filed herewith
+    Compensation plan, benefit plan or employment contract or arrangement
++ Incorporated by reference to Appendix A contained in the Company's definitive Proxy Statement pertaining to the 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 10, 2000 pursuant to Regulation 14A.
+++ Incorporated by reference to Exhibit 10.39 contained in the Company's Registration Statement on Form S-1, as supplemented, filed with the Commission on May 18, 2000.